

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 4631   May 28, 2010

<u>Via U.S. Mail and Facsimile</u>

Mr. Ernesto Bautista, III
Vice President and Chief Financial Officer
Carbo Ceramics Inc.
575 North Dairy Ashford, Suite 300
Houston, Texas   77079

Re: Carbo Ceramics Inc.
        Annual Report on Form 10-K for the FYE December 31, 2009
        Filed on February 26, 2010
        Definitive Proxy Statement on Schedule 14A
        Filed on April 1, 2010
        File No.: 1-15903

Dear Mr. Bautista:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Definitive Proxy on Schedule 14A</u>

<u>Compensation of Executive Officers, page 12</u>
<u>Compensation Discussion and Analysis, page 12</u>

1. In future filings, please disclose the individual performance factors applicable to each of your named executive officers, as well as the compensation committee's assessment of how each officer performed with respect to those specific goals.

> The information presented does not offer a meaningful perspective on the correlation between each officer's individual performance and the committee's decisions for each named officer. Please refer to Item 402(b)(2)(vii) of Regulation S-K.

2. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Closing Comments

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding the above comments, you may contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729.

Sincerely,

Pamela A. Long
Assistant Director